Exhibit 99.1

Corrections to the Form 6-K Furnished on December 30, 2020

As The9 Limited (the “Company”) previously disclosed its consolidated financial statements as of and for the six months ended June 30, 2020, the Company made an error in the accounting treatment on extinguishment of convertible notes and had omitted reclassification for certain line items to the consolidated financial statements.

The Company later identified such inadvertent error and determined to restate its unaudited interim consolidated financial statements as of and for the six months ended June 30, 2020 previously disclosed in Form 6-K furnished with the United States Securities and Exchange Commission on December 30, 2020 in order to correct the error in the accounting treatment on extinguishment of convertible notes, which impacted related interest expense, foreign exchange gain (loss) and reversal of gain on extinguishment of convertible notes from additional paid-in capital. The restatement is also being made to correct the reclassification for certain line items to the condensed consolidated financial statements including reclassification between cost of sales and product development expenses; reclassification of income tax expense out from gain on disposal of subsidiaries; reclassification on reversal of statutory reserves due to disposal of subsidiaries to accumulated deficit and reclassification between Class A ordinary shares and Class B ordinary shares.

The Company is furnishing this Form 6-K in order to correct the error. The tables below illustrate its restated unaudited interim consolidated statements of income for the six months ended June 30, 2020 and its restated unaudited consolidated balance sheet as of June 30, 2020.

THE9 LIMITED

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF INCOME INFORMATION

(Expressed in Renminbi – RMB and US Dollar – US$, except share data)

	Six months ended June 30,
	2019	2020 (Restated)	2020 (Restated)
	RMB	RMB	US$
			(Note)
Revenues:
Online game services	263,579	465,726	65,919
Other revenues	-	-	-

Sales taxes	(12,252)	-	-

Total net revenues	251,327	465,726	65,919
Cost of revenues	(115,060)	(468,288)	(66,282)

Gross profit (loss)	136,267	(2,562)	(363)

Operating (expenses) income:
Product development	(8,658,009)	(892,739)	(126,359)
Sales and marketing	(852,176)	(297,853)	(42,158)
General and administrative	(33,479,081)	(57,359,337)	(8,118,687)
Gain on disposal of subsidiaries	1,235,874	391,848,588	55,462,568
Total operating (expenses) income	(41,753,392)	333,298,659	47,175,364
Other operating income, net	22,680	27,358	3,872
(Loss) gain from operations	(41,594,445)	333,323,455	47,178,873

Impairment on other investments	-	(10,000,000)	(1,415,408)
Interest expense, net	(17,193,207)	(3,820,725)	(540,789)
Fair value change on warrants liability	(964,594)	(123,056)	(17,417)
Gain on disposal of equity investee and available-for-sale investments	3,694,628	-	-
Gain on disposal of other investments	-	2,818,643	398,953
Other income (expenses), net	7,840,727	(11,863,492)	(1,679,168)
(Loss) gain before income tax expense and share of loss in equity method investments	(48,216,891)	310,334,825	43,925,044
Income tax	-	(7,165,097)	(1,014,154)
Gain on extinguishment of convertible notes	-	56,755,902	8,033,277
Share of loss in equity method investments	(1,824,878)	-	-
Net (loss) gain	(50,041,769)	359,925,630	50,944,167

Net loss attributable to noncontrolling interest	(7,030,290)	(2,032,463)	(287,676)
Net loss attributable to redeemable noncontrolling interest	(2,525,192)	(738,246)	(104,492)
Net (loss) gain attributable to The9 Limited	(40,486,287)	362,696,339	51,336,335
Change in redemption value of redeemable noncontrolling interest	(10,497,201)	(738,246)	(104,492)
Net (loss) gain attributable to holders of ordinary shares	(50,983,488)	361,958,093	51,231,843

Other comprehensive loss, net of tax:
Currency translation adjustments	(2,642,951)	(1,259,760)	(178,307)
Total comprehensive (loss) gain	(52,684,720)	358,665,870	50,765,860

Comprehensive (loss) gain attributable to:
Noncontrolling interest	(9,063,344)	(2,295,550)	(324,914)
Redeemable noncontrolling interest	(2,525,192)	(738,246)	(104,492)
The9 Limited	(41,096,184)	361,699,666	51,195,266

Net loss attributable to holders of ordinary shares per share:
- Basic and diluted	(0.60)	3.12	0.44

Weighted average number of shares outstanding:
- Basic and diluted	84,283,464	115,876,017	115,876,017

Note: The United States dollar (“US dollar” or “US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers at the rate of US$1.00 = RMB7.0651, representing the noon buying rate on the last trading day of June 2020 (June 30, 2020) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

THE9 LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS INFORMATION

(Expressed in Renminbi – RMB and US Dollar – US$)

	As of December 31, 2019	As of June 30, 2020 (Restated)	As of June 30, 2020 (Restated)
	RMB	RMB	US$
			(Note)
ASSETS
Current assets:
Cash and cash equivalents	10,113,141	57,942,855	8,201,279
Accounts receivable, net of allowance for doubtful accounts	110,437	532,964	75,436
Advances to suppliers	11,246,608	353,499	50,035
Prepayments and other current assets, net of allowance for doubtful accounts	8,848,534	20,806,632	2,944,988
Amounts due from related parties	758,761	944,795	133,727
Assets classified as held-for-sale	123,390,350	-	-
Total current assets	154,467,831	80,580,745	11,405,465

Investments	10,000,000	-	-
Property, equipment and software, net	1,218,521	928,520	131,423
Land use rights, net	-	-	-
Operating lease right-of-use assets	9,257,604	6,872,223	972,700
Other long-lived assets, net	6,515,200	6,515,200	922,167

TOTAL ASSETS	181,459,156	94,896,688	13,431,755

LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Short-term borrowings	117,526,089	119,670,027	16,938,193
Accounts payable	38,232,425	38,643,441	5,469,624
Other taxes payable	1,203,644	622,232	88,071
Advances from customers	39,527,778	39,733,943	5,623,975
Other advances	56,276,200	-	-
Amounts due to related parties	74,379,529	55,365,594	7,836,491
Refund of game points	169,998,682	169,998,682	24,061,752
Warrants	198,600	321,656	45,527
Convertible notes	414,127,908	3,543,737	501,583
Interest payable	5,371,931	6,320,440	894,600
Accrued expenses and other current liabilities	93,140,843	86,347,936	12,221,758
Current portion of operating lease liabilities of the consolidated VIE without recourse to the Group	3,407,670	3,139,867	444,419
Liabilities directly associated with assets held-for-sale	44,691,296	-	-

Total current liabilities	1,058,082,595	523,707,555	74,125,993

Non-current portion of operating lease liabilities of the consolidated VIE without recourse to the Group	6,251,705	4,213,565	596,391
TOTAL LIABILITIES	1,064,334,300	527,921,120	74,722,384

Redeemable noncontrolling interest	349,046,548	349,046,548	49,404,332

SHAREHOLDERS’ EQUITY (DEFICIT):
Class A ordinary shares	7,321,099	10,719,683	1,536,022
Class B ordinary shares	648,709	781,175	91,819
Additional paid-in capital	2,539,552,478	2,626,468,024	371,752,420
Statutory reserves	28,071,982	7,326,560	1,037,007
Accumulated other comprehensive loss	(3,777,952)	(4,774,625)	(675,804)
Accumulated deficit	(3,410,856,231)	(3,027,414,470)	(428,502,706)
The9 Limited shareholders’ deficit	(839,039,915)	(386,893,653)	(54,761,242)
Noncontrolling interest	(392,881,777)	(395,177,327)	(55,933,720)

Total shareholders’ deficit	(1,231,921,692)	(782,070,980)	(110,694,962)

TOTAL LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY	181,459,156	94,896,688	13,431,754

Note: The United States dollar (“US dollar” or “US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers at the rate of US$1.00 = RMB7.0651, representing the noon buying rate on the last trading day of June 2020 (June 30, 2020) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.